Filed Pursuant to Rule 433
Registration Statement No. 333-227001

RBC Small Cap US Tactical Equity Total Return Index Performance Factsheet Performance1, 2 – Total Return (USD) Index Description Page 1 of 4 December 31, 2020 December 16, 2020 1 Daily data from October 31, 2007 to December 31, 2020. Index re-based to 100 on October 31, 2007. Please see the final page for important information about the presentation of the performance information set forth in this document 2 Source: Solactive AG, Bloomberg, RBC Capital Markets 3 Based on daily returns, annualized with a 252-day factor 4 Based on the average of daily excess returns against Fed Funds, annualized with a 252-day factor 5 Duration Under Water: number of months taken by the Index and the Benchmark to increase back to their respective previous highest level after a market decline 20 60 100 140 180 220 260 300 340 Oct 07 Apr 09 Sep 10 Mar 12 Aug 13 Feb 15 Jul 16 Jan 18 Jun 19 Dec 20 Index Benchmark $75 $95 $115 $135 $155 $175 $195 $215 Jan 17 Jul 17 Dec 17 Jun 18 Dec 18 Jun 19 Dec 19 Jun 20 Dec 20 IWM Price Volatility p.a. (%) 3 Sharpe Ratio4 12 Month Return Worst Drawdown Beta Index (USD) 1Y 5Y Base 1Y 5Y Base Best Worst (%) DUW5 1Y 5Y Index (I) 32.2 18.7 17.7 -0.35 0.17 0.36 61.6 -43.3 -46.9 28 0.57 0.59 Benchmark (B) 43.0 24.2 26.6 0.72 0.62 0.43 97.9 -48.0 -57.7 38 1.00 1.00 Variation (I) - (B) -10.8 -5.5 -9.0 -1.07 -0.45 -0.07 -36.3 4.8 10.8 -10 - - Return (%) 2 Return p.a. (%) YoY Return (%) Index (USD) 1M 3M YTD 1Y 3Y 5Y Base ’15 ’16 ’17 ’18 ’19 Index (I) 8.6 31.4 -15.6 -15.6 -5.7 2.7 5.5 3.0 21.9 11.7 0.6 -1.3 Benchmark (B) 8.7 31.4 20.0 20.0 10.2 13.3 8.3 -4.4 21.3 14.6 -11.0 25.5 Variation (I) - (B) -0.1 0.0 -35.6 -35.6 -16.0 -10.6 -2.9 7.4 0.5 -3.0 11.6 -26.8 The Index provides exposure to either Small-Cap U.S. equities or cash (the Federal Funds rate). This allocation determination is based on monthly observations of a pre-defined Tactical Trigger: the 100 daily moving average (100 DMA) of the iShares Russell 2000 ETF (Bloomberg: IWM US Equity; the ETF). The Index obtains exposure to Small-Cap U.S. equities by tracking the performance of the futures contract. On the specified monthly determination date, if the ETF is at or above its 100 DMA (a bullish trend), the Index will allocate to equity via the E-mini Russell 2000 futures contract plus the Federal Funds rate (to replicate the total return) or only to the Federal Funds rate if the ETF is below its relevant 100 DMA (a bearish trend). Index Objectives: The RBC Small Cap US Tactical Equity TotalReturn Index is designed to meet or exceed riskadjusted returns relative to the benchmark byoptimizing asset allocation between Small-Cap U.S. equities and cash. This dynamic asset allocation is implemented by observing bullish or bearish trends in Small-Cap U.S. equities, on a monthly basis, to determine the exposure until the next monthly observation. Index Ticker Symbols: Bloomberg: RBCESTUT Index Thomson Reuters: .RBCESTUT Index Launch Date: February 18, 2019 Index Base Date: October 31, 2007 Asset Class: Equity Fixed Income (Cash) Allocations: E-mini Russell 2000 Futures contract Federal Funds Rate Last Allocation Date: Benchmark: Russell 2000 Total Return Index Bloomberg: RU20INTR Index Thomson Reuters: .RUTTR Liquidity: The Index tracks equity futures and cash. The tracked futures contract averages significantly in excess of $1bn in daily trading volume. Availability: Investors cannot invest directly in the Index. The Index can be used as an underlying for various investment vehicles to provide exposure to investors.

RBC Capital Markets

December 31, 2020

Allocation History[1] (over last 12 months)

Determination Date	Allocation Date	Russell 2000 Futures	Cash	Index Performance *	Benchmark Performance *
December 14, 2020	December 16, 2020	100%	0%	TBD**	TBD**
November 16, 2020	November 18, 2020	100%	0%	10.6%	10.5%
October 12, 2020	October 14, 2020	100%	0%	9.2%	9.2%
September 14, 2020	September 16, 2020	100%	0%	4.4%	4.6%
August 17, 2020	August 19, 2020	100%	0%	-0.9%	-1.1%
July 13, 2020	July 15, 2020	100%	0%	6.3%	6.5%
June 15, 2020	June 17, 2020	100%	0%	3.7%	3.7%
May 11, 2020	May 13, 2020	0%	100%	0.0%	15.9%
April 13, 2020	April 15, 2020	0%	100%	0.0%	4.2%
March 16, 2020	March 18, 2020	0%	100%	0.0%	19.6%
February 14, 2020	February 19, 2020	100%	0%	-40.3%	-41.3%
January 13, 2020	January 15, 2020	100%	0%	0.6%	0.7%

[1] Determination Date was two business days prior to Allocation Date

* Performances between current and next Allocation Date; ** To be determined on the next Allocation Date (January 13, 2021)

Allocation Snapshot (as of December 31, 2020)


Current Allocation
100% Equity
(as of December 16, 2020)
$215
$195
$175
$155
$135
$115
$95
$75
IWM Price
Jan 17
Jul 17
Dec 17
Jun 18
Dec 18
Jun 19
Dec 19
Jun 20
Dec 20
100 DMA
iShares Russell 2000 ETF (IWM)

Characteristics Snapshot

As of Last Determination Date (December 14, 2020)

Indicator	Closing Level	Tactical Trigger
Small-Cap U.S. (IWM)	189.93	17.5% ABOVE 100 DMA

As of Month End (December 31, 2020)

Indicator	Closing Level	Distance from DMA
Small-Cap U.S. (IWM)	196.06	17.3%

Date	Last	Next
Determination	December 14, 2020	January 11, 2021
Allocation	December 16, 2020	January 13, 2021

Monthly Returns (%, as of December 31, 2020)

Index	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2020	-3.2%	-8.5%	-31.5%	0.0%	0.0%	0.9%	2.8%	5.7%	-3.4%	2.2%	18.4%	8.6%	-15.6%
2019	0.2%	2.3%	-2.1%	3.5%	-7.8%	6.3%	1.8%	-6.7%	-2.8%	0.1%	2.1%	2.7%	-1.3%
2018	2.7%	-3.4%	-3.5%	1.0%	6.0%	0.7%	1.7%	4.2%	-2.4%	-6.1%	0.2%	0.2%	0.6%
2017	0.2%	1.9%	0.1%	-1.3%	1.2%	3.4%	0.8%	-2.9%	4.8%	0.8%	2.9%	-0.7%	11.7%
2016	0.0%	0.0%	0.0%	0.0%	2.3%	0.0%	6.1%	1.8%	1.2%	-4.7%	11.2%	2.7%	21.9%
2015	-1.1%	6.1%	1.8%	-2.6%	2.3%	0.9%	-1.2%	-3.0%	0.0%	0.0%	0.0%	0.0%	3.0%
2014	-2.8%	4.8%	-0.6%	-3.9%	0.0%	0.9%	-6.2%	2.1%	0.0%	0.0%	1.2%	0.3%	-4.5%

Benchmark	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2020	-3.2%	-8.4%	-21.7%	13.7%	6.5%	3.5%	2.8%	5.6%	-3.3%	2.1%	18.4%	8.7%	20.0%
2019	11.2%	5.2%	-2.1%	3.4%	-7.8%	7.1%	0.6%	-4.9%	2.1%	2.6%	4.1%	2.9%	25.5%
2018	2.6%	-3.9%	1.3%	0.9%	6.1%	0.7%	1.7%	4.3%	-2.4%	-10.9%	1.6%	-11.9%	-11.0%
2017	0.4%	1.9%	0.1%	1.1%	-2.0%	3.5%	0.7%	-1.3%	6.2%	0.9%	2.9%	-0.4%	14.6%
2016	-8.8%	0.0%	8.0%	1.6%	2.3%	-0.1%	6.0%	1.8%	1.1%	-4.8%	11.2%	2.8%	21.3%
2015	-3.2%	5.9%	1.7%	-2.6%	2.3%	0.7%	-1.2%	-6.3%	-4.9%	5.6%	3.3%	-5.0%	-4.4%
2014	-2.8%	4.7%	-0.7%	-3.9%	0.8%	5.3%	-6.1%	5.0%	-6.0%	6.6%	0.1%	2.8%	4.9%

Page 2 of 4

Summary of Index Methodology: Page 3 of 4 RBC Small Cap US Tactical Equity Total Return Index 100-day Moving Average iShares Russell 2000 ETF (IWM) Tactical Trigger – Determined 2 Trading Days Before Allocation Monthly Allocation – Is Tactical Trigger Bullish or Bearish? E-mini Russell 2000 Future + Federal Funds Rate Federal Funds Rate Bullish Tactical Trigger iShares Russell 2000 ETF Spot above the Tactical Trigger Bearish Tactical Trigger iShares Russell 2000 ETF Spot below the Tactical Trigger OR December 31, 2020 Page 4 of 4

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The future performance of the Index may vary significantly from the hypothetical performance data in this document. For example, not all of the futures contracts and ETFs upon which the Index is based existed during all the periods shown; accordingly, we have used other related financial assets for those periods, when needed. In addition, please note that the back-tested performance of the Index set forth in this document does not reflect the deduction of any fees and charges that would be applicable to a financial instrument that references the Index. For the full Index methodology, please visit the following link: www.solactive.com December 31, 2020